                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No. 000-27901

                                                                    Tritel, Inc.
                                                  Commission File No. 000-28435



     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


 THE FOLLOWING ARE THE PRESS RELEASES DISSEMINATED IN CONNECTION WITH THE ABOVE
                    AND WERE FILED BY TELECORP ON FORM 8-K.


FOR IMMEDIATE RELEASE
FEBRUARY 28, 2000





TeleCorp PCS
-------------------------------------------------------------------------------
                               Suite 800
                          1010 North Glebe Road
                          Arlington, VA  22201

For Immediate Release


                    TeleCorp PCS and Tritel Agree to Merge
        In Concurrent Deal, TeleCorp PCS Announces Exchange of Wireless
                      Markets with AT&T Wireless Services

  With contiguous properties from the Great Lakes to the Gulf of Mexico, the new company will have licenses to serve 35 million people in 16 of the top
                                 100 markets.

Arlington, VA and Jackson, MS - February 28, 2000 - TeleCorp PCS, Inc. (NASDAQ
NM: TLCP), AT&T Wireless' largest affiliate, and Tritel, Inc. (NASDAQ NM: TTEL), AT&T Wireless' second largest affiliate, today announced an all stock, tax-free merger that combines two of the most valuable contiguous wireless service territories in the United States.

Concurrently, TeleCorp and AT&T Wireless Services have agreed to exchange wireless properties that will improve both company's respective service areas, and AT&T Wireless Services has agreed to contribute rights to acquire additional wireless properties and a two-year extension of AT&T Wireless' brand sharing agreement as part of the merger. The exchange and the contribution will result in a net increase in TeleCorp's licensed service area by four million people, and includes two markets in the top 100: Milwaukee, Wisconsin and Des Moines, Iowa. The combined transactions will result in a new entity, which will be called TeleCorp PCS, Inc., with licensed service areas covering 35 million people.

Gerald T. Vento, chairman and chief executive officer of TeleCorp said, "These transactions will produce significant value for the shareholders, employees and SunCom customers of both companies as TeleCorp and Tritel strengthen their leadership in the telecommunications marketplace. Through the marriage of management, markets, and networks, we gain economies of scale, more attractive markets, more contiguous properties and a stronger affiliation with AT&T Wireless Services. We are clearly better positioned for the competitive wireless marketplace."




TeleCorp and Tritel Merger

The new entity will continue to provide, as an AT&T affiliate, digital wireless service under the SunCom brand. In terms of licensed POPs, the new entity will become one of the top ten wireless service providers in the U.S.

Tritel's chairman and CEO, William M. Mounger, will become the chairman of the new entity and Gerald T. Vento, chairman and CEO of TeleCorp, will remain chief executive officer. Thomas H. Sullivan will remain executive vice president and chief financial officer, and E.B. Martin, executive vice president and chief financial officer of Tritel has been named vice chairman. Julie A. Dobson and William S. Arnett will be chief operating officers of TeleCorp and Tritel operations, respectively. Tritel shareholders will receive 0.76 shares of TeleCorp stock in exchange for each of their Tritel shares. The exchange ratio is fixed regardless of the future stock price movement.

The merger of the two AT&T Wireless Services affiliates creates a new, contiguous service area that connects the middle of the country and plays a more strategic role for the AT&T Wireless Network. The new company will have sixteen of the top 100 markets located in fourteen states and the Commonwealth of Puerto Rico.

"These transactions establish the new TeleCorp as a bold leader in wireless communications," said William M. Mounger of Tritel. "This merger represents a critical step in the execution of our strategy which is to offer SunCom customers the best possible service at the greatest value across the widest geography. TeleCorp, our AT&T affiliate to the West, shares many communities of interest with us. This merger will allow a great partnership to achieve its highest potential. We will now work as one team to deliver greater value to customers under a more efficient and more powerful operating structure in some of the most attractive, fastest growing markets in the U.S."

Market Exchange and Contribution Transactions with AT&T Wireless Services

TeleCorp and AT&T Wireless Services have agreed to exchange certain properties that will better position each respective company in the wireless marketplace, and AT&T Wireless Services has agreed to contribute to TeleCorp the right to acquire additional properties as part of the merger.

AT&T Wireless Services will transfer licenses and rights to acquire licenses serving six million people in Wisconsin, including Milwaukee and Madison, Wisconsin, and Des Moines and Davenport, Iowa. All properties will be consistent with TeleCorp's and Tritel's current affiliation agreements with AT&T Wireless Services. AT&T Wireless Services has also agreed to extend its affiliation agreements to another 1.4 million POPs in the Midwest should they be acquired by TeleCorp. Finally AT&T Wireless Services will extend its initial five-year brand sharing agreement for an additional two years upon the closing of the merger.



As part of the exchange, AT&T Wireless Services will acquire TeleCorp's New England properties, representing 1.9 million people. AT&T Wireless Services will receive such markets as Worcester, Cape Cod, Martha's Vineyard and Nantucket, Massachusetts and Nashua, Manchester and Concord, New Hampshire. In addition, the exchange includes approximately 20,000 SunCom subscribers.

Also, as part of the contribution, TeleCorp will issue approximately 9.3 million shares of Class A common stock to AT&T Wireless Services.

"While our New England market was an excellent market for us, the new properties better fit our contiguous service area. When you couple them with the Tritel properties, our operation will run from the Great Lakes to the Gulf of Mexico, right through the heartland of the country," said Vento.

Regarding the Transactions

The transactions have been unanimously approved by the TeleCorp and Tritel boards of directors. Shareholders with an excess of 50% of the voting power of each company have entered into agreements to vote in favor of the transaction. Closing is expected in the fourth quarter of 2000. Both the exchange transactions and the merger transactions are subject to regulatory approval and other conditions.

Lehman Brothers was the lead advisor on the deal for TeleCorp PCS. Merrill Lynch was the lead advisor for Tritel. Cadwalader, Wickersham & Taft, along with Mintz, Levin et. al represented TeleCorp PCS. Brown & Wood LLP represented Tritel. Wachtell, Lipton, Rosen & Katz; Friedman Kaplan and Seiler LLP; and Riddell Williams P.S. represented AT&T.

About TeleCorp PCS, Inc.

TeleCorp PCS, Inc. has licenses to serve approximately 16.7 million people, and currently provides its SunCom digital wireless service in the following 27 markets: New Orleans, Baton Rouge, Lafayette, Houma, New Iberia, Thibodaux and Hammond, Louisiana; Memphis and Jackson, Tennessee; Little Rock, Hot Springs, Russellville, Fayetteville and Jonesboro, Arkansas; Concord, Manchester, Portsmouth and Nashua, New Hampshire; Worcester, Cape Cod, Martha's Vineyard and Nantucket, Massachusetts; and San Juan, Ponce, Mayaguez, Humacao and Arecibo, Puerto Rico. TeleCorp is headquartered in Arlington, Virginia. More information about the company can be found on the Web at www.telecorppcs.com.

About Tritel, Inc.

Tritel, Inc. has licenses to serve approximately 14 million people in the south central United States. Tritel currently provides its SunCom digital wireless service in the following 21 markets; Jackson, Clinton and Vicksburg, Mississippi; Nashville, Knoxville, Chattanooga, Franklin, Murfreesboro, Columbia, Springfield, Gallatin,



Clarksville and Cleveland, Tennessee; Huntsville, Montgomery and Decatur, Alabama; and Louisville, Lexington, Frankfort and Bowling Green, Kentucky; and Dalton, Georgia. Tritel is headquartered in Jackson, Mississippi. More information about the company can be found on the Web at www.suncompcs.com.

TeleCorp and Tritel's management will conduct a conference call tomorrow morning at 8:30 a.m. Eastern Time to discuss the merger. Investors and interested parties may listen to the call by dialing 212-896-6085 or logging on to www.vcall.com. To listen to the live Webcast, please register and download
-------------
audio software at the site at least 15 minutes prior. The Webcast will be available on the site for approximately three months, while a telephone replay of the call is available for 48 hours beginning at 10:30 a.m. Eastern time, February 29, at 1-800-633-8284 or 1-858-812-6440, reservation #14293003.

Safe Harbor

Except for historical information, the matters discussed in this news release that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially form those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81813) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this release.


Media Contacts                    Investor Contacts
--------------                    -----------------------------------
TeleCorp PCS, Inc.                TeleCorp PCS, Inc.
Russell Wilkerson                 Jim Morrisey
703-625-2069 (PCS)                703-629-6668 (PCS)
703-236-1292  (desk)              703-236-1136 (desk)
703-236-1101 (fax)                703-236-1376 (fax)
rwilkerson@telecorp1.com          jmorrisey@telecorp1.com

Elissa Grabowksi                  John Nesbett/ Mary Ellen Adipietro
Lippert Heilshorn & Associates    Lippert/Heilshorn & Associates
212-838-3777                      212-838-3777

Tritel, Inc.                      Tritel, Inc.
Clark Akers                       Clark Akers
601-594-8010 (PCS)                601-594-8010 (PCS)
601-914-8010 (desk)               601-914-8010 (desk)
601-914-8282 (fax)                601-914-8282 (fax)
cakers@suncompcs.net              cakers@suncompcs.net

                                  Duke Coffey
                                  G.A. Kraut Company, Inc.
                                  212-696-5600 (desk)
                                  dcoffey@gakraut.com






FOR IMMEDIATE RELEASE
FEBRUARY 28, 2000



News Release
------------------------------------------------------------------------------
For Further Information:


David Caouette                                    Russell Wilkerson AT&T
TeleCorp PCS 908-221-6382                         703-236-1292
caouette@att.com                                  rwilkerson@telecorp1.com
-----------------                                 ------------------------




                      AT&T and TeleCorp Agree to Exchange
                            Certain Wireless Assets
                                      ---
                AT&T To Gain Additional New England Properties;
                     TeleCorp To Receive Midwest Licenses


For Immediate Release:  Monday, February 28, 2000
-------------------------------------------------

    New York -- AT&T and TeleCorp PCS announced today that the companies agreed to exchange certain wireless assets to extend their respective service areas.

    Under the agreement, AT&T will transfer wireless licenses and rights to acquire licenses in Iowa (including the Des Moines market) and Wisconsin to TeleCorp, as well as a cash payment. As a result of this and other related transactions, TeleCorp will add licenses covering a population of approximately
5.96 million people to its affiliate arrangements with AT&T. In return, AT&T will receive TeleCorp's operating markets surrounding the Boston area, which cover a population base of 1.93 million people.

    "This transfer is a good example of how AT&T is using wireless partnerships and affiliations to further our long term growth opportunities and expand our footprint," said Dan Hesse, President and CEO of AT&T Wireless Services. "The Boston franchise complements our wireless network, and TeleCorp's commitment to build-out these midwest licenses with TDMA technology effectively expands our footprint. We have a strong relationship with TeleCorp and we're pleased to structure a transfer that better serves wireless customers at both companies."

    "New England has been an excellent market for TeleCorp," said Gerald T. Vento, chairman and CEO of TeleCorp. "With this exchange, both companies will be better positioned to compete by solidifying their respective footprints with contiguous markets."

    TeleCorp announced separately that it had signed a definitive merger agreement with Tritel. Both companies are AT&T Wireless affiliates and AT&T has consented to the merger. In connection with the merger, AT&T will contribute to TeleCorp rights to acquire additional wireless licenses in Wisconsin and Iowa, and extend the term of its brand license to the merged entity, which will be called TeleCorp, in exchange for approximately $410 million of common shares in the newly combined company. This transaction will bring AT&T's equity stake in the combined TeleCorp and Tritel to approximately 23 percent. Both the exchange transactions and the merger transactions are subject to regulatory approval and other conditions.

                                     ####



 THE FOLLOWING IS A SCRIPT THAT WAS FIRST USED ON FEBRUARY 29, 2000 BY SPEAKERS
                        ON BEHALF OF TELECORP PCS, INC.



William Mounger
---------------

There is no better partner than TeleCorp. I would like to echo what Gerry said. This is a perfect match. We have worked together in the past as co-affiliates of AT&T Wireless, and we both recognized the tremendous value that this union will create for our stakeholders. I'd like to turn the call back over to Gerry to review the benefits of the transaction in more detail:

Gerry Vento
-----------

The two deals announced yesterday are very exciting for us in a variety of ways:

Geographical Fit
----------------

First of all, as anyone can see, the geographical fit of this deal couldn't be better. Telecorp will have a licensed service area that runs from the Great Lakes to the Gulf of Mexico and will include Wisconsin, Iowa,


Missouri, Indiana, Illinois, Kentucky, Mississippi, Alabama, Arkansas, Michigan, Tennessee and Texas.

These are very desirable markets. In fact, because of our union, we will own 16 of the top 100 markets in the U.S.

I encourage you to go to our website at www.telecorpspcs.com to look at the map
                                        --------------------
which depicts how the two company's markets fit together.

Size--Together we reinforce our leadership in the wireless world
----------------------------------------------------------------

On a combined basis we will have: 245,598 subscribers, an increase from our roster.

Licenses to serve an additional 20M people in those markets 35 million POPs What's more exciting to us is the ability to quickly roll out these markets as we continue to forge ahead to the next generation of wireless services. Both of our companies are at the forefront of PCS technology. It is important to note that we have compatible technology platforms and are committed to staying at the front of the industry in the move towards data.

I would now like to turn the call over to Tom Sullivan who will quickly review the fourth quarter results for TeleCorp which were announced yesterday after the close:

Tom Sullivan
------------

Revenue:
-------

 .    TeleCorp reported total revenue of $39.5 million for the quarter. .
     Quarterly service revenue was $22.4 million

 .    Roaming revenue was $10.1 million, and

 .    Equipment revenue was $7.0 million.

 .    For the full year, TeleCorp reported total revenue of $87.7 million comprised of

 .    $41.3 million of service revenue,

 .    $29.0 million of roaming revenue, and

 .    $17.4 million of equipment revenue.

Our financial performance reflects the increase in our subscriber base, as well as continued strength in our ARPU, the high usage numbers of our subscribers and a relatively low churn rate.

 .    As of 12/31/99 we had 142,231 subscribers, an increase of over 88% or
     66,508 from September 30, 1999

 .    Average revenue per subscriber was approximately $72 and $77 per month (not including outcollect roaming revenue) for the quarter and year ended December 31, 1999, respectively.

 .    Average usage per subscriber was approximately 400 minutes per month for the quarter and year ended December 31, 1999.




 .    Average churn rate was approximately 1.9% and 1.7% for the quarter and year ended December 31, 1999, respectively.

                                  Churn Rates
                                  -----------

            -------------------------------------------------------
                  1Q99     2Q99    3Q99      4Q99     YTD 99
            -------------------------------------------------------
            Postpay      N/A     1.79%    1.49%     1.64%     1.60%
            -------------------------------------------------------
            Prepay       N/A    -0.13%    0.83%     2.66%     2.08%
            -------------------------------------------------------
            Combined     N/A     1.57%    1.34%     1.92%     1.71%
            -------------------------------------------------------

 .    Roaming MOUs totaled approximately 39 million in the fourth quarter and approximately 109 million for the year ended December 31, 1999

EBITDA:
------

 .    Earnings before interest, taxes, depreciation and amortization (EBITDA)
     loss for the quarter was $40.0 million.

 .    For the full year, we reported an EBITDA loss of $119.5 million.

Net Loss:
--------

 .    The net loss for the fourth quarter totaled $114.1 million, or $1.29 per share.

 .    TeleCorp reported a net loss of $275.1 million, or $3.58 per share, for the twelve months ended December 31, 1999.

Cash:
----

 .    At the end of the fourth quarter, TeleCorp had cash and cash equivalent balances totaling $182.3 million

 .    In November, TeleCorp raised approximately $197.3 million in an initial public offering of 10.58 million shares of common stock for $20 per share and a concurrent offering to AT&T of 2.245 million shares of common stock for $18.65 for an additional $41.9 million which closed in January 2000.

CAPEX:
-----

 .    Cash paid for investments in our network and facilities for the year and quarter ended December 31, 1999 was $298.5 million and $53.0 million, respectively

 .    Cost per gross add was $464

                                       8



Total Debt:
-----------

 .    At the end of the fourth quarter, TeleCorp had committed total debt outstanding of $640,571,000 million.

 .    In April, we raised $327.6 million with the issuance of 11 5/8% Senior
     Subordinated Discount Notes

 .    As of December 31, 1999 we had undrawn bank and vendor credit facilities of
     $410.00 million.

I will now turn the call over to Julie Dobson who will review operations during the quarter:

Julie Dobson
------------

Network Build

 .    Completed Phase I of network build out
 .    Launched SunCom service in 15 major population areas
 .    Covering over 10 million POPs, representing 66% of the total market population
 .    741 cell sites
 .    5 switched

 .    Year 2000
 .    Launching SunCom service in 18 additional markets (name them).  Construct
     600 cell sites
 .    2 switches being implemented
 .    When complete by 2000, we will be servicing 74% of our launched POPs
 .    Network performance
 .    Over 260 million calls handled with 1% completion rate for 1999.
          ---                            --

Customer Care
-------------

                                       9




One of the key ways that both of our companies have been able to grow so quickly is through the exceptional customer service we provide. This commitment to customer service will only intensify with the combined strength and resources of the two companies and we will look for ways to provide added benefits to consumers.

We also intend to review beneficial pricing plans and we see the need for more call centers.

 .    Expansion of regional call centers

 .    Number of customers per care reps of combined entity

Distribution

 .    741 retail stores

 .    90 direct sales reps (12/31/99) 100 as of today

 .    46 corporate stores

 .    www.suncomshop.com

Marketing

 .    Added 66,508 subscribers over the past three months for a total of 142,231 over the past twelve months

                                      10



 .    Acquisition cost per customer (as a discussion of cost going down, no numbers)

 .    Additional services being offered

We would now like to turn the call over to questions:

Conclusion
----------

Gerry Vento

Thank you for joining us. In conclusion, this is a very exciting day for TeleCorp. We are now the 9th largest wireless provider and have very aggressive growth plans to build over our subscriber base.

I look forward to speaking with many of you next quarter.

     The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the foregoing, in particular, statements regarding the proposed business combination between TeleCorp PCS, Inc., a Delaware corporation ("TeleCorp"), and Tritel, Inc., a Delaware corporation ("Tritel"), are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the business combination; failure of the TeleCorp or Tritel stockholders to approve the business combination; costs related to the business combination; the risk that the TeleCorp and Tritel businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting TeleCorp's or Tritel's business generally. TeleCorp and Tritel are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     For a detailed discussion of these and other cautionary statements, please refer to TeleCorp's filings with the Securities and Exchange Commission (the "Commission"), especially in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" sections of TeleCorp's Form S-1 Registration Statement that became effective in October, 1999. In addition, please refer to Tritel's filings with the Commission, especially the "Risk Factors", "Information Regarding Forward-looking Statements and Market Data", and "Management's Discussion and Analysis" sections of its Form S-1/A, filed December 13, 1999, and its Current Report on Form 8-K dated February 29, 2000.

     A joint proxy statement/prospectus will be filed by TeleCorp and Tritel with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, MS 39201, Attention:
Shareholder Relations, telephone:  (601) 914-8000.

     The participants in this solicitation may include the following directors, executive officers and employees of TeleCorp:

1.   Gerald T. Vento (Chief Executive Officer and Chairman)
2. Thomas H. Sullivan (Executive Vice President, Chief Financial Officer and Director)
3.   Julie A. Dobson (Vice President and Chief Operating Officer)
4.   Scott Anderson (Director)
5.   Rohit M. Desai (Director)
6.   Michael R. Hannon (Director)
7.   James M. Hoak (Director)
8.   Mary Hawkins-Key (Director)
9.   William Kussell (Director)
10.  Michael Schwartz (Director)

INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000.